

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 24, 2018

Kevin Hardwerker
General Counsel
GAMCO Investors, Inc.
One Corporate Center
Rye, NY 10580

  Re: GAMCO Investors, Inc.
    Registration Statement on Form S-4
    Filed September 17, 2018
    File No. 333-227384

Dear Mr. Hardwerker:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Eric Envall at (202) 551-3234 with any questions.

      Sincerely,

      Division of Corporation Finance
      Office of Financial Services